Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS 2007 INTERIM RESULTS

MEDIA CONFERENCE CALL

THURSDAY, 2nd AUGUST 2007

Presenter: JOHN VARLEY

John Varley:

Can I start by introducing my executive team: Bob Diamond on my right, the Group President; Chris Lucas, who is here for the first time for our results, our new Finance Director; and, on my left, Frits Seegers, who is Chief Executive of Global Retail and Commercial Banking. In the front row, we have Paul Idzik, the Group COO (Chief Operating Officer), and we’re also joined by our Chairman, Marcus Agius. Thank you very much for being with us. I will run through my observations of the first half for you. I’ll then hand over to Chris, who’ll give you some of the detail around the numbers, and then Bob will talk for a few minutes about our assessment of market developments as contexts for Barclays Capital.

Today is mostly about the interim results of Barclays. You’ve heard a lot comments on the subject of ABN AMRO over the course of the last weeks and months and, of course, we will be happy to take any questions on any subject, but mostly what we want to do is concentrate this morning on Barclays itself. I think that the results feel to us as though they’re a significant staging post on the strategic transformation at Barclays over the course of the last year. You know that strategy very well. We are seeking to increase the rate of growth by diversifying our earnings base, and we can do that either organically or we can do it inorganically. Most of the emphasis of the last year, as you know, has been achieving higher growth through earnings diversification and organic investment. We would, through the ABN AMRO merger, arrive at the same destination of higher growth opportunity through diversification by inorganic means, but the strategy remains identical, whether the pursuit of it is through organic or inorganic roads.

An important thing, I think, is to judge us by whether we meet our commitments, whether we do what we say we do. The first slide that I put up, I just want to talk about some commitments that I made three years ago, when we were talking about what our shareholders and what our stakeholders could expect from Barclays over the course of the coming years, these were the priorities set out on the left-hand side of the screen in front of you at the moment. I said that it would be a sign of success, it would be a sign of rising quality of performance and earnings if we delivered on the promises on the left-hand side. So if I just take you through those line-by-line:

•	We said that we would be pursuing higher growth, and if you look at our profit in the first half of 2007, it is more than the profit of full-year 2003.

•	We said that we would achieve that partly by earnings diversification and, as you know, we’ve gone from 20% non-UK to 50% non-UK over the course of the last three years.

•

We said that we thought that a rising ratio of non-net interest income (NII) to net interest income would be a sign of rising quality, and that number has gone from 45% non-NII to 60% non-NII over the course of the last years.

•

We said that we needed to accelerate in our UK Retail Banking business. We were frankly off the pace of the best three or four years ago, and we said that one of the things that you should be looking for and that we were looking for was an improving cost:income ratio performance in UK Retail Banking and, as I will describe in a few minutes, that cost:income ratio has improved significantly.

•

We said that you could expect to see strong future growth in Barclays Capital and Barclays Global Investors (BGI) in the years ahead. I mentioned that by saying that was 15-20% compound growth in PBT (profit before tax) through time and, as you can see on the slide, since that time, actually, the PBT compound annual growth has been 37%, so well ahead of the top end of that range.

We also said that we wanted Barclays Wealth to be an engine of growth for the Group, and I think a good way of looking at how that performed since that time is to say that our first-half profits in 2007 exceed full-year profits in 2005, doing what we said we would do.

How is that translated into profit performance? Well, if you look at the next chart, we show you here that our profits have doubled in the way that I described. We show that that’s been reflected also in the earnings per share line, up 94% over the period, and you can see that our dividends have increased by about two thirds through the period that I’m describing.

I think it’s also worth looking at how that translates into performance versus financial goals, and I illustrate that on the next slide. Late in 2003, some of you will remember, we set a goal of generating cumulative economic profit performance for the goal period 2004-2007 of between £6.5 billion and £7 billion, and that is illustrated on the screen there in front of you in the white bar. You can see that, six months before the end of the goal period, we are already well above not just the bottom end, but the top end of that expression of goals. So £7.6 billion, more than £1 billion above the bottom end and, of course, £600 million above the top end, with still six months to go. We will set new economic profit and total shareholder return (TSR) goals at the end of this year for the next four-year period. As you know, our baseline requirement is that we will drive 10% economic profit growth through time. We will inform you about those goals at the back end of this year.

As I said a moment ago, our strategy is to pursue growth by diversifying our profit base, and we think that the vehicle that’s best equipped, given the growth that we anticipate in the industry – and we anticipate significant growth in the industry over the course of the coming years – the vehicle best equipped to enable us to drive fast towards that growth is a universal banking vehicle. Now, if you look at the next slide, how has the TSR of universal banks performed versus the banking sector over a long period of time. You can see that that outperformance is both strong and clear. The relevance of that to us – the relevance of the universal banking model to Barclays – is that Barclays – you know Barclays well – Barclays of five years ago, the more so 10 years ago, was mostly a UK clearing bank. Our profit line was dominated, frankly, by our core retail and commercial banking business here in the UK.

The Barclays of today is a very different business. On the slide, Barclays is shown as a universal bank, 50% of its profits coming from outside the UK. That is rare to have a bank where 50% or more of profits are coming from outside the home market in the banking sector. In circumstances where our UK banking business has grown over the course of the last year – including the first half of this year – the dependency on UK banking has reduced significantly. It is such that by business line, now two-thirds of our business comes from outside UK banking.

So, what is the synergy opportunity within the universal banking business? I believe that people often think of universal banking as being all things to all people; in other words that it is a generalist capability and requires you to be everywhere. Our definition is the reverse of that. I think that what universal banks benefit from most—and what their customers most demand – are specialist skills, specialist expertise and specialist practises directed at specific customer requirements and specific segments and specific markets. The mix of businesses that you find in a universal bank enables you to reduce the cost of leads generation, reduce the cost to serve and it also creates significant risk diversification and therefore capital efficiency and higher returns through time. That is one of the reasons that the TSR that I showed you is strong, relative.

We think that the sources of growth in the industry are considerable and I think that capturing them requires the right organisational structure and the right leadership talent. We have got two main business groupings in Barclays: investment banking and investment management which Bob (Diamond) leads and GRCB which Frits (Seegers) leads. We’ve aggregated those groupings for a very conscious reason: they are naturally synergistic. In other words, the businesses within IBIM and the businesses within GRCB are naturally synergistic. There are also synergy opportunities that come from collaboration between IBIM and GRCB. What sort of things am I talking about. A very obvious one would be the ability of Barclays Capital with its risk management and financing products to be able to serve the requirements of middle-market customers around the world, whether that is in the UK, South Africa or Spain. In other words the ability of the IBIM product base to serve the requirements of the GRCB product base.

Another example would be the distribution of BGI’s iShares in our retail channels in the Iberian Peninsula, or the taking of a specialist card capability in Barclaycard and deploying it in Absa—as we are doing today—or in Scandinavia – through our joint venture with Swedbank – or in our India start-up in retail banking. We have a lot of scope to generate those opportunities. That is what will drive good future growth within the Barclays group.

But I turn now to the businesses, I am pleased with the performance of UK retail banking. Its reported profits are up 9% half on half. Looking at the first half 2007 versus the first half 2006 – restated to exclude the settlements on overdraft fees – you can see the underlying profit performance is a lot stronger than 9%. Going back to what we said three or four years ago, when we said that the two businesses that we particularly wanted to grow and develop because they were underperforming in UK retail banking. One of them was our mortgage business – which will Chris will describe that, a business that has performed a lot better over the course of the last year, and our second was our savings and investment business which has been a source of major growth within UK retail banking.

I mentioned that we have had a very significant improvement in our cost:income ratio in UK retail banking over the course of the last year. There is further to go, but nine percentage points of improvement have been captured since full year 2004.

If I turn to Barclaycard, we said that we would internationalise the credit card business aggressively. Back in 2003, we had 1.5 million credit cards outside the UK. Today, that number is 7.5 million. The international card business has moved into profit for the first time in the first half of 2007. We had three priorities for the UK in 2007. One was bringing down the Impairment charge; two, extending our partnerships business here in the UK; and three, getting back onto the front foot in the area of product innovation. You will recall that we made some very specific commitments on Impairment in February of this year about what our owners could expect in terms of Impairment flow in Barclaycard, and we have met those commitments during the course of the first half.

On innovation, I think that a market leader should be an innovator. That is what our customers expect. The best example that I can give you is an upcoming innovation in Barclaycard called Barclaycard OnePulse. It has three features: Oyster travel functionality, a credit card and wave-and-pay technology for transactions below £10.00. This is currently in pilot and we will launch it at scale next month, that is what we intend. My hope is that, in an increasingly cashless society, this will be seen by customers as a must-have product.

We formed GRCB because we saw convergence of customer buying behaviour and need all around the world; that created an opportunity for us to grow faster. GRCB is in a period of rapid expansion and growth. Growth in the international distribution network will be a good example of that and we signalled that to you in February of this year. We have opened some 180 new branches outside the UK during the course of 2007, and that of course will have positive income and profit consequences through time. I can see some early signs of that if I look at our Western Europe business in GRCB and our emerging markets business in GRCB. Western Europe is up 17%, half on half. That is an emerging market rate of growth and our emerging market business itself is up 25% PBT growth half on half. Absa is flying with 32% profit growth half on half in Rand terms, although the reported Sterling profit was held back by the Rand-Sterling rate of exchange.

The standout performance within the group in the first half of 2007 is Barclays Capital. We have consistently talked about 15 – 20% profit growth in Barclays Capital through time and to try to help with what you should expect in terms of growth trajectory in BGI through time, we think that 15-20% compound growth in BGI is also a good rule of thumb for the period of time going forward. BarCap profits in the full year 2006 were up 55%. In BGI, they were up 30%. In the first half of this year, BarCap profits were up 33% versus last year and in BGI they are up 7% (or 15% on a constant currency basis).

Looking at the rate of profit growth in Barclays Capital, it significantly exceeds the rate of risk utilisation and capital consumption. Part of the strength of the business is its diversification. BarCap continues to grow very strongly in the United States, in mainland Europe and in Asia. Its client franchise continues to strengthen and develop. Looking at the number of relationships within Barclays Capital which generate £1million or more of income, the franchise has grown to just short of 500 such clients today.

In BGI, a story of diversification and growth continues. Looking at the growth in profits in the first half of 2007 versus the first half of 2004, because those pies are scaled, you can see the significant broadening of the profit base over that period.

In BGI, the first half story of 2007 is one of strong flows of new assets and strong investments for future growth. I think that this is a good example of a business that has got the right specialist skills and focus at a time of significant market expansion. An interesting key statistic for BGI’s net new money is – if you take out the impact of currency and market movements – net new money in BGI in the first half of this year is $50 billion. That compares with $68 billion in the full year 2006. The total new asset in the first six months of this year was just under $200 billion and the total assets under management at the end of June were just through US $2 trillion.

The rapid build out in BGI has taken a business that was earning $100million in 2000 into a business that made $1.3billion last year. We think that we have a similar sort of opportunity within Barclays Wealth. Looking at the profit trajectory, you can see that in the first half we have generated profit in excess of the full year 2005. The business is growing strongly. In terms of building capabilities, these are in talent, relationships, infrastructure and product, and we think that this is a business that benefits in synergy terms from its proximity to Barclays Capital and Barclays Global Investors.

Lastly, before I hand over to Chris, in the February results, you will remember me talking about wanting to increase the exposure of Barclays to emerging markets. I talked about looking East. It was clear to us that there was a possibility to serve the twin objectives of increasing our Asia exposure and increasing the probability of merging successfully with ABN AMRO, by bringing two investors onto our share register in the way that we announced at the beginning of last week with the advent of Temasek and CDB (China Development Bank) as major shareholders within Barclays. They put investment into Barclays as is – which totalled $5 billion – and they intend to put further investment into the Barclays and ABN AMRO merger. That amounts to just under $11.5 billion. This is a serious commitment to Barclays and the Barclays and ABN AMRO story. I think that it is important to say that although Temasek is a financial investor, the opportunity with CDB is not just financial, it is strategic. We talked last week about the new leg of growth that we see as a result of collaboration, both inside China and outside China, between Barclays and China Development Bank.

Last Monday we signalled that we intended to buy back stock, the effect of which would be to neutralise the dilution impact of the unconditional subscription in Barclays by Temasek and CDB. And as you have seen if you have been able to read our announcement today, we have announced that we have regulatory consent now to proceed with that buy-back. It is £2.4billion and it will commence on Monday.

In terms of outlook, we feel sanguine about the outlook because we like our business model, we think the strategy of serving our shareholders well and there is going to be a lot of growth in the industry over the course of the coming years which we will be able to capture. Of course it is right to acknowledge that the short-term outcome is somewhat less clear than it was because of market turbulence, and Bob will give you some context and some thoughts on that in just a moment. But, our objective as we pursue the ABN AMRO merger is very clear. It is further to diversify, further to grow. That is what we are seeking to pursue and with that I will hand over to Chris who will talk about the businesses.

Chris Lucas:

Thank you and good afternoon. As you will have seen, we delivered another strong set of results for the half year building on an excellent performance for last year. In particular, you will note outstanding profit growth at Barclays Capital, continued good progress at UK Retail, improved impairment performance in UK unsecured loans and cards, and another very strong performance with Absa. Looking at the headline numbers, I see profits for the first half of £4.1 billion, which exceeds the profits of the whole of 2003. It shows the acceleration of recent growth. We have grown profits of 12% despite currency headwinds and within that income group 9% as the costs which we invested to drive future revenue.

That means the shares were up 14%, return on equity was 26% and we have announced an increased interim dividend of 10% to 11.5 pence.

We have reached a divisional performance and, starting with global retail and commercial banking. Profits in UK banking grew 9%. UK retail continued to make very good progress and profits are also up 9%. Income grew 5% to £2.2 billion, adjusted for settlements from overdraft fees. There was particularly strong performance in the Current Accounts and Saving business, which was supported by product launches such as Day to Day Saver, a new instant access saver account, and the new interactive Savings Account and the high interest account Savings Builder. The net share of mortgage lending increased by 6% for the first half of 2007. This was compared to -1% in the first half of 2006. Within that growth, lending increased by 45% this half. This reflects the significantly better processing capability and product design.

Headline income growth of 1% reflects settlements of £87 million for claims on prior year overdraft fees. We have processed claims promptly and in line with the FSA guidelines. In view of the current test case, the FSA has agreed there should be no further settlement and we expect any further impact of this in 2007 to be limited.

The Woolwich migration programme is complete, with all 3.3 million customers now transferred to Barclays accounts and Barclays branches. The UK business banking profits has grown by 9% and income grew at 8%, driven by good growth in deposits. At the UK banking level, costs:income ratio improved one percentage point to 48%, this is in addition to the 6 percentage points improvement over the last two years.

Moving to Barclaycard, profits are more than double from the second half last year to £272 million. Relative to the first half, profits we are down 17%, but on an underlying basis they were actually up 4%. Income was steady in relation to the first half of 2006; there was a strong increase in international cards offset by lower income in the UK cards business. This resulted from a reduction in balances, as well as the impact of the £12 tariff on late and over limit fees. Cost increased 16%, largely reflecting the continued investment particularly in Barclaycard International. Impairment improved 9% as the number of customers falling behind on payments reduced and the levels of arrears in UK cards continued to reduce. We have been reviewing the business mix in Barclaycard, reprocessing the business in the UK and pursuing rapid growth of Barclaycard International, which has issued itself over a million new cards during the first half. Barclaycard US has achieved profits are ahead of schedule and is on track to meet its target of $150 million dollars in profits in the first half of 2008.

Moving on to international retail and commercial banking, Absa Group Limited reported outstanding profit growth of 32% in rands today. Loans and advances are up 20%, largely driven by mortgage growth and deposits grew 13%. The attributable profits as regards Absa Capital are up 33%, and revenue and cost synergies are a year ahead of schedule. Most of the revenue synergies occur in Absa Retail, Absa Cards and Absa Capital, and this is the result of combining Barclays product capabilities with Absa’s distribution network. In Sterling terms, Absa profits are flat, mainly due to the 20% decline in the rand. If we look at it excluding Absa, IRCB had underlying profit growth of 19%. This was driven by very strong income growth of 16% and reflected a particularly good performance in Spain, reflecting past investment.

Underlying costs grew 15% as we have invested in supplier growth rate outside the UK. We continue to invest in the IT infrastructure, developing a common platform for our IRCBs, and with good progress in building out the distribution network. We opened 185 new branches in total in IRCB in the first half; 70 were in Western Europe, we extended operations in Portugal, Italy and Spain. 103 were in emerging markets, and 12 were in Absa in South Africa. Importantly, the average time to break even in the new branches is 12 to 18 months.

Moving on to investment banking and investment management, as John has said, Barclays Capital had another outstanding six months, with profits up 33% to £1.7 billion. The income growth of 21% is broadly based across regions and asset classes, with particularly strong performance in commodities, credit products and equity products. We have acquired a mortgage services business HomEq and a mortgage origination business, EquiFirst, in the US. EquiFirst in particular completed a very significant reduction in the final and both of these acquisitions have strengthened our capabilities in a large and important market.

You will know that there has been volatility in the US sub-prime and level-lending markets. In preparing our results, our balance sheet positions were properly marked for market, and we carry appropriate present reserve for areas of the business. The results take into account all information available to us today. Bob will talk more about our view of the market in a minute.

Cost increased 17%, due to performance-related pay and continued investment in the business. Headcount increased by 2,500 in the first half, including 1400 in EquiFirst. The cost:net income ratio improved three percentage points to 60%. The cost base continues to be flexible with over 50% taken up by performance related pay, discretionary investment and short-term contractors.

I turn to Barclays Global Investors, profits again grew 7% to £388 million, driven by income growth of 12%. Both the profit and income growth have been reduced because of the 9% decline in the US dollar. Most of the income growth came from increased management fees, particularly in iShares active management and securities lending.

Net new asset inflows of $50 billion compared to $58 billion for the whole year, bringing assets under management to $2 trillion in total. Costs grew 15% as we continued to invest in the infrastructure to support further growth in the business and to build out a new spread of platforms across all asset classes. Headcount increased by 400 to 3, 100, the cost:income ratio rose by two percentage points to 59%, and it remains as top quartile. We completed the acquisition of INDEXCHANGE in February which brought $23 billion of assets under management and considerably strengthened our iShares business in Europe. There has been excellent profit growth of 34% in Wealth, growing to £173 million profit for the first half.

Income grows 10%, driven by growth in client funds and greater transaction volumes. Costs growth was well-controlled as volumes increased across the business, with a resulting cost:income ratio improvement of six percentage points, to 72%.

In summary, another great set of results building on an excellent performance last year. In particular, I note an outstanding profit growth at Barclays Capital; continued good progress in UK Retail; improved Impairment in UK unsecured loans and cards; and another very strong performance in Absa. Thank you very much; now over to Bob.

Bob Diamond:

Thank you, Chris. John asked me to say a few words about Barclays Capital and the market conditions, given what is going on. You have heard from Chris, by way of background, that the first and second quarters were both records in Barclays Capital overall for the half PBT up 33%. Importantly, we had strong growth across all asset classes. I know you want to know about July, so I am going to tell you about July. Despite an increase in volatility during July and, as Chris said, taking into account all of the current information for our valuations and our mark to markets, we have had a good July, with both revenue and profit ahead of last year.

The diversification, which Chris showed you earlier, if we back up here on the slide, really makes the difference. We have a very well diversified business: our rates business, our commodities business, our foreign exchange and emerging markets business, and our equities businesses are all experiencing increased client flows, increased investor interest and increased trading volume. Let me give you one specific example from July. FX is just that example; foreign exchange, a big, sophisticated mature business, during the recent very volatile and demanding market environment of July, we have experienced daily trading volumes in foreign exchange of close to 100,000 client transactions per day. That is double the daily average for June and, in fact, if you look at the second quarter this year, we were doing three times the volume of business with clients than we did in the second quarter of 2005. Our capabilities but also the platform – the technology platform, which is scalable – has enabled us to continue growing, while many markets counterparties are flagging capacity issues as a concern.

The market environment in credit has clearly become more challenging. The credit markets are experiencing a necessary repricing of risk. For the first time in four years, investors have pricing power. I think that is something to consider in terms of the changes going on in that market. Investors can demand the terms upon which they will take credit risk. The two most challenging sectors in the credit markets are subprime and leveraged finance. We feel differently about each of those so let me take them in turn.

The subprime markets continue to be volatile and a source of concern for investors. This will definitely take a fair amount of time to work itself out. At BarCap, we’ve built a very strong business in the US to originate, to securitise, and to service subprime mortgages.

We do not hold inventory for long periods and we have been proactive in our risk management. By May of this year, we had reduced our subprime warehousing limits by 50%. Our loan exposure to the subprime sector, to subprime mortgages, is 99% first lien. The subprime business comprises a pretty small proportion of our trading and loan book. If you think of it in terms of market risk in the second area book or value at risk for our credit spread, despite the increased volatility, the credit spread value at risk today is below the average level for 2006. The mortgage and asset backed business has shown good growth in BarCap. It is still a small proportion of the overall revenue base in Barclays Capital. We remain comfortable with our business model, our positions and our ability to repackage and distribute risk but please make no mistake; it will take some time for the subprime market to work through the excesses of the recent past.

Let me move from subprime to leveraged finance. I think they are two very different stories. What we are seeing in the leveraged finance market as a whole is a supply and demand imbalance. We believe that the underlying fundamentals of the corporate credit market remain quite strong. Barclays Capital is a very strong player in both the US and European leveraged finance markets. Talking about Europe, we have consistently been in the top two in European primary LBO origination. We have executed over 175 transactions raising more than £80 billion of debt in the last decade. In our portfolio of loan positions that we hold today, we have on our balance sheet about 2% of what we originated over that period; 98% of that is senior debt. We clearly have a very strong record of syndication sell down. In that same period over the last decade, we have experienced just £5 million of credit losses. We are comfortable with the leveraged finance model that we run and the focus it has on distribution. We have no evidence of deterioration in the quality of our underlying book. Our average hold and leveraged finance book is around £30 million per transaction. It is also very well diversified. As a final point in leveraged finance, I want to make clear that our total equity bridge exposure is less than £100 million.

You know our track record: since 1999, 25% compound growth in revenue, 25% compound growth in profits, very consistent, never with risk above the level of revenue and profit growth. Now, more than ever, it is important to keep in mind that this growth has been achieved across the business cycle in a lot of different market conditions. Across both loosening and tightening of interest rates, in periods when credit spreads have been widening and in periods when credit spreads have been contracting, when volatility is shooting up and coming down, through bull markets in equities, bear markets in equities, good cycles for M&A, bad cycles for M&A, and when inflation has been rising and when inflation has been falling: our business model has always put the client at the very centre. In these volatile times more than ever, we are working closely with our clients. It is important to point out that we are seeing some good signs in this business environment, not just the concerns. We are seeing increased demand for hedging and risk management from our clients. We see the prospects for better trading and investment opportunities going forward with wider credit spreads and we are seeing increased flow in both FX and interest rate products.

Looking forward, we continue to have a positive outlook on the fundamentals of both the economy and corporate credit. We believe that the repricing of risk is a very healthy correction and we believe it will take some time for the excesses of the subprime market to get resolved. To sum up, it was a terrific first half. In Barcap the earnings from the first half of 2007 exceeded all of 2005. July was a good month with both revenue and net income ahead of last year. Market conditions are clearly more volatile and more challenging but we continue to see strong economic fundamentals across the market.

Thanks John, back to you.

Questions and Answers

Peter Thal Larsen, Financial Times:

Bob, just to follow up on that, you talking about the subprime market there. Can you also talk more specifically about where you’ve got an indirect exposure to people who are involved in the subprime market, as in lending to hedge funds that are operating in that business, and what kind of effects those stresses and strains might be having on you there?

Bob Diamond:

Actually, I think it’s a pretty direct correlation. We think of our client activity as certainly a part of it. What I’m trying to point out is that this is a serious market dislocation in subprime. We think it’s going to take quite a while to work out but it’s a financial market issue; it’s not an economic issue. The weaker housing environment in the US has already been a part of the GNP (gross national product) figure for six, 12, 18, 24 months, so we don’t see a big change of spilling over there.

But in terms of the business, any exposures we have to investors or to hedge funds, I said at the beginning of this year, this is not a time to lose our focus on risk management, and I would say the same now. In our dealings with hedge funds, we’re very focused on collateralisation. We have good technology. We have good systems, good relationships. But we think of that as very much a part of the subprime exposure, absolutely.

Andrew Johnson, Daily Express:

Bob, you talked a bit about how strong your loan book was in terms of leveraged finance. I was just wondering if you could give us some sort of indication as to how your appetite feels at the moment. Are you financing more, is there more opportunity for you to finance deals that perhaps others aren’t doing, or are you holding back on doing those deals?

Bob Diamond:

We’re not holding back. If we had clients that needed to get financed now, we would absolutely have the appetite to work with our clients, and they would have to re-price according to the market environment. What I think I’m saying is that I don’t think it’s going to be a long term until we get the balance back in that market. It’s been kind of white hot. The LBO (leveraged buyout) market or the leveraged finance market over the years has been buoyant, and we have talked, in this room, many times, about when is this liquidity bubble going to burst.

I’m not going to necessarily say there’s a liquidity bubble burst, but clearly the investors have more power in terms of pricing. That’s a big shift. It’s been four years since the investors have felt they had the power of pricing as opposed to just take what’s available as we continue to contract credit spreads, and that’s a change. You can’t call it turn, but I’d be surprised if, sometime around October, we’re not back to more normalised levels in this market. Clients that don’t need to finance right now are clearly going to wait until that environment comes back and, if clients really need to finance, they’ll come into the market and we’d be happy to work with them. We don’t feel prevented from working in the market.

Andrew Johnson, Daily Express:

In terms of the market as a whole, you’re perhaps seeing some of the flakier deals not being done, but the more solid stuff, everyone’s just holding back.

Bob Diamond:

I think they’re holding back on most stuff right now, and I think one of the things I’m saying is we’re quite confident to just hold for now until the conditions come back and the liquidity returns. There’s an awful lot of liquidity out there, Andrew, and we’re not concerned about that. The underlying credit of the corporate risk is very, very strong, so we have confidence in our ability to work with our clients and see the market conditions come back, probably not in August – it’s unlikely in the summer months – but in September and October, that kind of timeframe – maybe October and November.

Steve Slater, Reuters:

John, given what Bob’s talked about on risk management, can you talk about currency and whether you hedge, because it looks like BGI (Barclays Global Investors) and Absa’s results have obviously been hit hard by currency? I wonder if you hedge for that.

John Varley:

I’ll make a few remarks and then Chris may want to add. In terms of the capital investment in Absa as an example – and this would be reflective of our policy – we do hedge, so we’ve got no currency exposure on the capital value of the £2.5 billion or thereabouts that we put into Absa back in 2005. That would be habitual. In terms of P&L hedging, we will do some intra-year P&L hedging from time to time. I should say that the introduction of the International Financial Reporting Standards (IFRS) has made the economics of cross-period hedging much more volatile, and that has, I’m afraid, for us, as for the companies around the world, constrained the ability to do cross-year P&L hedging. So I would say that, today versus three years ago, before the introduction of IFRS, we are a less active hedger, but we do some hedging within cycles.

Chris Lucas:

The only thing we hedge in terms of P&L exposure is the rand within the year.

Bob Diamond:

Steve, in the businesses in Investment Banking and Investment Management (IBIM), it’s not just BGI in a way, but we’re doing business in… Those businesses are around the world and very multi-currency oriented.

John Varley:

It goes with our internationalising of our earnings base that we have greater exposure to currencies in terms of P&L, and we will manage that intelligently, is what we try to do.

Steve Slater, Reuters:

I think last half year, you had a £59 million gain on currency hedging, though.

John Varley:

That would be an example of where we had taken a view if it was within a financial reporting period and, as Chris said, we have done some hedging for the Absa P&L during the course of 2006, but the performance of that in terms of P&L in 2007 has been much more subdued.

Peter Thal Larsen, Financial Times:

In the light of what’s happened to your share price over the last week and a half or so, I’m wondering how you look at the ABN AMRO situation at the moment. You said earlier this morning that, obviously, there’s still a couple of months to go in all of this, but I guess I wonder at what stage and under what circumstances you would be prepared to say ‘this is not going to work and we’re going to walk away from it’.

John Varley:

Peter, it was only Tuesday of last week – or, to be precise, nine days ago – that our share price went through £7.50 and we were flying. I acknowledge that, in terms of the outturn, because we have greater consideration coming from paper than from cash, although we’ve introduced quite a significant cash element now, as you know, the direction of our stock is an important determinant to the outcome of this particular bid. But I did say – and I will repeat it, with apologies – that the decision doesn’t have to be taken today.

The decision is taken by ABN AMRO shareholders at the end of September or October. It depends then what our share price is doing, and there are other variables in here: there is the variable of Competition Commission review; there is the variable of the Fortis rights issue; there is the variable of how regulators around the world will determine the difference between the two propositions. I don’t think it’s just hinging on share price, but I acknowledge the point that you make, but the decision doesn’t have to be taken today.

Peter Thal Larsen, Financial Times:

Just to clarify, then: you’re basically in this until –

John Varley:

Of course. I said this morning – and I meant it – that we feel confident about our ability to win, and we do.

Daisy Ku, Reuters:

I just want to hear about the looking east strategy, now that CDB (China Development Bank) invested in Barclays. You’re saying that they might put more capital into Barclays later. Besides the ABN AMRO merger, what kind of plans, what kind of corporations are you looking forward to working with CDB?

John Varley:

Let me do two things: first of all, I’ll ask Bob just to talk about the IBIM businesses in Asia, and then I’m going to ask Frits to talk to you about how we’re performing in terms of our card business in India, which is a new start-up.

Bob Diamond:

BGI and Barcap have both been experiencing in excess of 30% compound annual growth in Asia for five years now. It’s been a very, very important part of our business and a strong part of our business. In Singapore, for example, it is our global hub for development. We have over 2,000 people there. It’s also our Asia centre for wealth management, so wealth business is headquartered in Singapore. Long, deep relationships in Singapore, in particular with, but not limited to, Temasek, but including Temasek.

In China, we’ve been growing over 30% compound annually. Barcap’s one of the top three counterparties for the foreign exchange reserves. BGI is one of the three foreign managers of equities for SAFE for the foreign exchange reserves, having gotten an active equity mandate in US equity. So the relationship there with China Development Bank and other institutions in China goes back a long way. This is a huge strategic move and, as John has said, when asked earlier, we would have been doing more with both of these institutions were it not for the ABN deal, but with this, we’re able to fashion this specific investment around this opportunity and then also develop the strategic partnership.

If I can just take a second on that, our teams in Barcap and BGI and Wealth are just so pumped. If you look at commodities, China is the number one consumer of industrial metals in the world; Barcap’s the number one trader of industrial metals in the world. China is the number two consumer of oil in the world; Barcap’s one of the top three oil trading firms. So the opportunity which we’ve laid out, which is that CDB and Barcap together are going to become the provider of solutions for commodities in China is a fantastic and exciting opportunity. BGI has been named as the provider of choice for asset management for China Development Bank in so many of its relationships. CDB is going to introduce the risk management and financing tools of Barcap to so many of the state-owned corporates as they begin to experience export flows and import flows, so I guess you’re seeing that we’re pretty excited about this opportunity.

Frits Seegers:

Let me share with you what happened in India. India is a pretty big country – 1.3 billion people. We started the credit card business two months ago. We have reached a market share of 7% in the core cities where we operate in after two months, and that market share translates for total cards issued in India, across the whole of India, into 3.5%. That’s after two months of operations.

John Varley:

You can hear it from what Bob and Frits are saying, but we’ve very consciously directed a lot of organic investment into our business presence in Asia. It is still too small. I should be candid: it is still too small, and that’s why we’re aggressive in our approach to growth, and CDB is one way in which we can create a material new leg of growth for our Asian businesses.

Phil Aldrick, Daily Telegraph

I just wanted to get a little bit more on the share price movement and whether you’re actually feeling particularly unlucky about the market behaviour, because it does seem to be undermining your bid at the moment. Just on the problems in the credit market, I just wondered if you could clarify, Bob, a little bit more on whether you feel it’s constraining your profit opportunities in the second half. I know you’ve been quite clear, Bob, I just wondered if there’s a sense that you’re going to have to step back a little bit, or are you going to see some kind of stepping back.

John Varley:

On the first point, Phil, there is absolutely no point being fatalistic about things, so I don’t think luck comes into this. I think that we will win the ABN AMRO merger because of our wits, and we intend to.

Bob Diamond:

We’re not saying anything… The reason that we wanted to tell you about July is there seems to be an awful lot of concern out there of exactly what you’ve said. Investment Banking and Barcap, every three-month period, every six-month period, every one-year period, there’s some business line that’s underperforming because of the volumes out there. You get environments where interest rates are stable and the interest rate swap business with a flat curve might not be quite what it was when the curve was steep, or foreign exchange rates are stable but that business might be down a little bit.

So the fact that subprime clearly is not going to have the kind of volumes it would have expected, 1) it’s a fairly small part of our business, and I think if the same thing happened in leveraged finance, I’d be a little bit more worried because it’s a more important part of our business. But I think the overriding theme is, every quarter, we have a couple of businesses that have lower volumes. The second overriding theme is I see this as a market event in subprime as opposed to an economic event or contagion into areas outside.

Carrick Mollenkamp, The Wall Street Journal Europe:

Bob, you talked about working itself out – you probably won’t provide a timeframe. That’s probably difficult to do, 12 months or 18 months in subprime, but when you say ‘work itself out’, are you talking in the primary or the synthetic or across the board hedge funds with CDO (collateralised debt obligations) exposure? What’s being worked out exactly?

Bob Diamond:

A bit of all of it. I’m not trying to hedge the timeframe because I’m probably speculating a bit. We don’t know exactly what’s going to happen, but I do sense it’s more in 12-24 months than it is in two to three months, so exactly where, Carrick, time will tell. I think they are different – it’s a good point. I think, on the origination side, it’s only the last few weeks that we’ve really seen that grind to a halt. The origination was hanging in pretty well for a while, and I think that part of the market will come back first. It ground to a halt with everything else over the last few weeks. I think it’s the secondary market that is going to be the most challenging and the most tricky, and I think if any of us knew exactly how much leverage was out there and exactly how many people needed to liquidate, we’d have a better sense of how bad it’s going to get and how long it will take.

My sense is the recovery will come from two things: it’s the reduction of what clearly seems to be too much leverage in that specific asset class, and it will be the introduction of new buyers. I think, in any market event like this, what you see is you see people who have not been in that sector before with fresh capital, come in at too low prices, and I think we will see that because I think the world still has quite a bit of liquidity and quite a bit of cash to go to work. But I don’t want, for a second, to sound optimistic. I think this is a much longer-term workout than a slight market correction in leveraged finance.

Carrick Mollenkamp, The Wall Street Journal Europe:

Just two quick follow-up questions: what does that say about the model of risk dispersion, where the idea was to disperse it far and wide, but now it seems that’s going to perhaps… that dispersion is probably going to take longer to work itself out.

Bob Diamond:

A couple of things: I think, in leveraged finance, you’re seeing that model in effect. I think the reason that this hasn’t turned into a big market event but it’s just flowing down from issuance, if I’m right, is exactly that. It’s the ability of people like Barclays to get the risk off our balance sheet, so we’re able to hold our exposures until market conditions and take on more. I think the distribution of risk in subprime was there. I suspect, when this is said and done, it won’t be about the distribution of risk; it’ll be more about leverage and speculation. I think those have been with us forever, Carrick.

Andrew Johnson, Daily Express:

On the looking east strategy, do you have any plans for acquisitions? In particular, would you be interested in Standard Chartered –

John Varley:

We’re thinking about ABN. You know how boring I am on this subject, Andrew, so we have to be like a sphinx on the subject of specific situations: we sit, we smile, we say nothing, and I’m afraid that’s how I shall be on that one. However promising it is to speculate, because I can see that it’s an enticing prospect for you to speculate, but we will say nothing about it. As Bob rightly points out, we’re quite busy at the moment on something else.

Andrew Johnson, Daily Express:

As a general point, though, would you be interested in acquisitions?

John Varley:

I admire your tenacity. Andrew, in the remarks I said at the beginning, I said that we have a strategy – it’s very clear: we diversify and we grow thereby – and we can pursue that strategy by many means. It could be organic; it could be inorganic. Absa would be a very good example of where we have managed to grow and diversify by acquisition. Mostly, our development has been organic. We rule nothing out. In a sense, why should we deny ourselves any strategic options? But the important thing – again, I’ve said it to you many times before – is not to be dependent on M&A (mergers and acquisitions), because if you’re dependent on M&A, then you succumb to the temptation to do it at the wrong terms, and we will not do that. We are very stringent in terms of the financial tests that we apply to such situations.

I know there’s a question on the line. We’ll take this and then we’ll break for lunch.

Manhua Ji, Caijing Magazine

We’ve heard that Barclays also try to talk with commercial banks in China, so why has Barclays chosen a state policy bank, not a commercial bank, to work with at last?

John Varley

Can I just ask you to say that question again?

Manhua Ji, Caijing Magazine

We’ve heard that Barclays also tries to talk with some commercial banks in China, but suddenly chose CDB state policy bank to work with, not a commercial bank. We’d like to know why. Why was that?

John Varley:

The answer is that we’ve had a relationship through Barclays Capital with China Development Bank for a long time, and we know China Development Bank well. But I said in my remarks that I think that CDB has a unique relationship footprint within China, so we are in a position where we have a lot of economic opportunity created by the collaboration between both organisations. One of the things, very clearly, China Development Bank is seeking to do, as you all know, is to commercialise its own activities, and I think it’s been thoughtful about where it should place its partnership option and it’s chosen to partner with Barclays. That’s an exclusive opportunity.

Bob Diamond:

If I could just add to that, both in Frits’s businesses and in the Investment Banking and Investment Management businesses, the corporate sector is very important, and you’re seeing it in many, many ways. CDB works very closely with the state-owned corporates as they become more competitive and more commercial, both domestically and internationally, and that’s a sweet spot for Barclays’ business.

John Varley

Thank you all very much for joining us.

SEC Filings and this Filing: Important Information

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the “Restricted Jurisdictions”). Accordingly, copies of the Offer Documentation are not being, and must not be, mailed or otherwise distributed or sent in, into or from any such Restricted Jurisdiction into which the same would be unlawful. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) should inform themselves about and observe any applicable requirements.

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 (“Form F-4”), which includes the Barclays offer document/prospectus. Barclays will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Barclays intends to mail the final US Offer Document to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors can obtain a free copy of the Form F-4, the US Offer Document and other filings without charge, at the SEC’s website (www.sec.gov). Copies of such documents may also be obtained from ABN AMRO and Barclays without charge.

Forward looking Statements

This document contains certain forward-looking statements with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Persons (including, without limitation, custodians, nominees and trustees) who intend or would intend to send, mail or otherwise distribute the Offer Documentation or any documents relating thereto should read the restrictions on distribution set out in the Offer Documentation before taking any action.